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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

TAP Services of Portugal Selects Magic’s HERMES Cargo System in a Four Year, $1.4 Million Contract

Magic’s HERMES provides greater management control, increased efficiency and improved integration for airline businesses

Houten, The Netherlands, (March 23, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today the successful implementation of HERMES, its air cargo handling system at TAP Serviços Portugueses de Handling, S.A. (SPdH) in a deal valued at $ 1.4 million over a four year period. The part of the deal pertaining to 2004 was already recognized in 2004.

Portugal based SPdH is the privatized ground handling division of Transportes Aéreos Portugueses (TAP), the airline of Portugal. Since privatization last year, SPdH has worked to increase both its customer base and the volume of cargo it handles. To compete successfully in the air cargo market, SPdH required a system that would modernize its entire cargo handling operation to achieve its goal of becoming the top performing cargo handler in the Iberian Peninsula and other Portuguese speaking countries.

Magic is already providing a hosted version of Hermes for several other customers proving that hosting is the ideal solution for SPdH. The first site went live in Porto, Portugal in January 2005 and a second implementation is scheduled for completion in Lisbon in April 2005.

The successful implementation of HERMES will enable SPdH to handle an estimated four-fold increase in volumes of cargo without any further increase in staff, while at the same time, further strengthen cargo tracking and management. Ultimately, this will help SPdH increase its service standards and reduce failures. Customers of SPdH are already benefiting from the improved level of customer service.

Chris Notter, Operations Director of Lufthansa Cargo, one of SPdH’s key customers said, “The HERMES system provided us with a powerful IT solution that will help us overcome the current stumbling blocks, such as IT shortfalls and infrastructure of our major airports.  With the upcoming roll out at Lisbon Airport, we anticipate further success.“

Magic’s HERMES is a comprehensive solution for cargo handling and inventory control designed to increase a company’s productivity and efficiency. It is already in use by cargo handlers worldwide including Menzies World Cargo, Europe’s fastest growing independent cargo handling company, PACTL, the leading cargo handler to Shanghai Airport and Icelandair Cargo, Iceland’s number one cargo handler.

Regev Yativ, Managing Director Magic EMEA said, “The combination of Magic’s expertise in the cargo handling market, the customer orientated approach of HERMES and our proven integration technology that is critical for the deployment of solutions like HERMES, are helping us deliver business solutions that yield significant and immediate return on investment.”

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

About HERMES Logistics Technologies
HERMES Logistics Technologies, a subsidiary of Magic Software Enterprises (Nasdaq: MGIC), develops, markets and supports software solutions that enables independent cargo Ground Handling Agents and Airlines to gain a competitive edge by increasing service levels and operational efficiency while reducing operational costs. HLT products provide Real-time capability and availability of information together with unique profiling ability that allows cargo handlers to provide measurable, accountable and tailored levels of services to their customers.  The Company's HQ offices are located in the United Kingdom, Centennial Court, Easthampstead Road, Bracknell RG12 1YQ, +44-1344-667052.

www.hermes-cargo.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: March 23, 2005